SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2006
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F ☑     Form 40-F ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes ☐      No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

	By:	/s/ Masahiko Goto

(Signature)
Masahiko Goto
President

Date: June 29, 2006

(Summary English Translation of the Notice of the 94th Ordinary General Meeting of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
June 7, 2006
To the Shareholders of
MAKITA CORPORATION
NOTICE OF THE 94th ORDINARY GENERAL MEETING OF SHAREHOLDERS
     You are respectfully requested to attend the 94th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.
     If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition and affixing your seal.

Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
(Stock code: 6586)
1.	Date: 10 a.m., Thursday, June 29, 2006

2.	Place: Head Office of MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
3.	Agenda:
Items to be reported:
1.	The Business Report, Consolidated Balance Sheet, Consolidated Statement of Income for the 94th term (from April 1, 2005 to March 31, 2006) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 94th term
Items to be resolved:

No.1	Approval of the Proposed Appropriation of Retained Earnings for the 94th term
No.2	Partial amendment to the Articles of Incorporation
   Details of amendment are described in the “Reference document relating to exercise of voting rights” on pages 23 to 30.

No.3	Election of one Supplementary Statutory Auditor
No.4	Payment of retirement allowances for Directors and Statutory Auditors for the period up to the termination of the retirement allowance plan

BUSINESS REPORT
(From April 1, 2005, to March 31, 2006)
1.	The Business Environment
     (1) Progress and Results of Operations of the Makita Group
     Looking at the overseas economic circumstances for the period under review, the U.S. economy showed a gradual expansion as personal consumption and capital investment remained firm. In Europe, personal consumption did not see a full-fledged recovery, but indications of a gradual recovery were evident as exports held firm and the Eastern European and Russian economies stabilized and expanded. In Asia, growth rates slowed in some areas, but the region’s overall economic growth remained high, especially in China where exports were brisk. The Japanese economy experienced gradual recovery as capital investment increased along with the recovery in corporate profitability, and there was also an improvement in personal consumption and employment.
     Under these conditions, the Makita Group worked diligently to develop high-value-added products that are precise in fitting the needs of users. By combining lithium ion batteries with the Company’s proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.
     In regard to consolidated results for the period under review, net sales rose 17.6% over the same period of the previous fiscal year, to 229,075 million yen. This was the first time sales exceeded 200 billion yen. Year-on-year, sales in Japan rose 5.6%, to 41,600 million yen, as a result of the robust performance of newly introduced rechargeable power tools. Overseas sales expanded 20.7%, to 187,475 million yen, principally due to steady performance in the European markets, as well as the increase in sales that occurred in North American markets, which employed lithium ion battery based products as the centerpiece of their Christmas sales campaigns targeting major home centers. As a result, overseas sales accounted for 81.8% of net consolidated sales for the period.
     Examining overseas sales by individual region, year-on-year sales were up 20.3% in Europe, to 90,504 million yen, 23.9% in North America, to 47,673 million yen, 4.0% in Asia, to 16,993 million yen, and 27.9% in other regions, to 32,305 million yen.
     With regard to earnings, in addition to the cost to sales ratio improving owing to the impact of a stronger Euro, as a special factor, there was the resolution of the golf course rehabilitation issue followed by a gain from the sale of this business amounting to approximately 8.5 billion yen. Accordingly, year-on-year operating income climbed 45.8%, to 45,778 million yen, and earnings before income taxes increased 50.7% for the same period, to 49,143 million yen. In addition, a deferred tax asset resulting from an impairment charge recorded against our golf course business during the fiscal year ended March 2004, was not recognized at that time as we did not consider it to be more likely than not recoverable. However, following the completion of the civil rehabilitation proceedings and the sale of our golf course business, we determined the previously unrecognized deferred tax asset to be recoverable and recognized a tax benefit. As a consequence, net income for the current period was 40,411 million yen, exceeding the previous year by 82.6%.
     To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corp. as of January 1, 2006 for a total of 1,754 million yen. In acquiring this business, Makita assumed no liabilities whatsoever for liabilities related to the issue regarding Kanematsu-NNK’s falsification of certificates.

     (2) Future Tasks of the Makita Group
     With regard to the outlook for the future, while the domestic economy is shrugging off deflation and heading for recovery, we anticipate that harsh conditions will continue. Given the escalation of raw material prices, including that for crude oil, and with the increasing trend to employ prefab/precut materials in residential construction, the demand for power tools will decline. A number of uncertainties also remain in the business environment. In addition to the global trend in interest rate hikes, there are also concerns about the US economy, where we are starting to see a decline in personal consumption. There are also concerns regarding the future course of Asia, where changes in the economy tend to be severe.
     Duly noting these circumstances, we are in the process of improving our sales and service structures by further strengthening local subsidiaries in our overseas markets, as well as upgrading and expanding our Chinese factories to enhance the cost competitiveness of our production activities. Meanwhile, in Europe, where sales have transitioned very favorably with the appreciation of the Euro and the growth in the Eastern European and Russian economies, we are reducing shipping costs through the establishment of a new base of production in the cost-effective Romania, and taking measures aimed at reducing the risks associated with foreign exchange and a geographically concentrated production. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.
     In closing, we would like to thank you for your ongoing support and ask for your continued backing.
     (3) Investment in Plant and Equipment of the Makita Group
     During the fiscal year, the Company allocated 11,383 million yen for its capital expenditures. These funds were used primarily for addition and betterment of building at the Okazaki plant of the Company, and the manufacturing equipment at Makita (China) Co., Ltd.
     (4) Capital Procurement of the Makita Group
     During the fiscal year, the Company did not procure capital by issuing new shares or bonds.

     (5) Summary of Business Results and State of Assets of the Makita Group
     1. Summary of Consolidated Business Results and State of Assets

	91st term	92nd term	93rd term	94th term
	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
Description	2003)	2004)	2005)	2006)
Net sales (in millions of yen)	175,603	184,117	194,737	229,075
Operating income (in millions of yen)	12,468	14,696	31,398	45,778
Income before income taxes (in millions of yen)	9,292	16,170	32,618	49,143
Net income (in millions of yen)	6,723	7,691	22,136	40,411
Net income per share (in yen)	45.29	53.16	153.89	281.15
Total assets (in millions of yen)	278,600	278,116	289,904	326,038
Shareholders’ equity (in millions of yen)	182,400	193,348	219,640	266,584

Notes:	1. Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

2. Net income per share is computed based on the average number of common stock outstanding during the fiscal year.

3. Amounts of less than 1 million yen have been rounded.
The 91st term:
     Net sales amounted to 175,603 million yen, up 5.7% from the previous fiscal year due to sales increases in all regions but North America, the effects of the depreciation of the yen, and other factors. Net income amounted to 6,723 million yen, becausee of such developments as the restoration of U.S. operations’ profitability owing to the adoption of a lower-cost business structure and the shift of a greater share of the Makita Group’s manufacturing operations to China-based subsidiaries.
The 92nd term:
     Net sales amounted to 184,117 million yen, up 4.8% from the previous fiscal year as a result of sales increases in all regions except North America and Central/South America. Despite the recording of a loss at approximately 6 billion yen on the impairment on the assets of a golf course subsidiary, net income amounted to 7,691 million yen, up 14.4% from the previous fiscal year becausee of such developments as an improvement in the cost-of-sales ratio, owing to such factors as a rise in the share of manufacturing operations carried out in China and the appreciation of the euro.
The 93rd term:
     Net sales increased 5.8% from the previous fiscal year to 194,737 million yen, reflecting increases in sales in Europe and Asia outside Japan as well as other factors. The Company’s cost to sales ratio improved because of expansion in production at the plant in Japan. Moreover, the special factors, including the reporting of a gain of 4.4 billion yen in connection with the return of the substitutional portion of the Company’s Employee Pension Fund to the government resulted in an increase in net income of about 2.9 times from the previous fiscal year, to 22,136 million yen.
The 94th term:
     A review of the period is provided in (1) Progress and Results of Operations of the Makita Group.

     2. Summary of Non-consolidated Business Results and State of Assets

	91st term	92nd term	93rd term	94th term
	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
Description	2003)	2004)	2005)	2006)
Net sales (in millions of yen)	86,132	88,335	97,873	111,197
Ordinary profit (in millions of yen)	7,551	9,444	18,399	22,273
Net income (in millions of yen)	1,494	5,668	9,149	17,176
Net income per share (in yen)	9.76	38.79	63.22	118.76
Total assets (in millions of yen)	217,976	228,504	222,899	241,093
Shareholders’ equity (in millions of yen)	185,222	192,356	197,891	213,586

Notes:	1. Net income per share is computed based on the average number of common stock outstanding during the fiscal year.

2. In line with revisions to the Commercial Code Enforcement Regulation, amounts of less than 1 million yen have been rounded starting with the 92nd term. For the 91st term, amounts of less than 1 million yen had been eliminated.

The 91st term:
     Net sales amounted to 86,132 million yen, down 3.7% from the previous fiscal year, because of stagnation in power tool demand in Japan, decrease in export sales as a shift of manufacturing operations to a China-based subsidiary, and other factors. The Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 28.8%, to 1,494 million yen.
The 92nd term:
     Net sales rose 2.6% from the previous fiscal year to 88,335 million yen, primaliry due to sales growth in new products related to home remodeling and sales increases in Asia and Europe. Net income increased around 3.8 times from the previous fiscal year to 5,668 million yen, with a gain on the sale of the Company’s No. 3 factory and a large drop in devaluation losses on investment securities.
The 93rd term:
     Net sales rose 10.8% from the previous fiscal year to 97,873 million yen, primaliry due to sales growth of new products such as inpact drivers and strong sales increases in Asia and Europe. Net income increased 61.4% from the previous fiscal year to 9,149 million yen, primaliry due to a gain resulted from the return to the Government of the substitutional portion of the Company’s Employee Pension Fund and an increase of dividends paid by our consolidated subsidiaries.
The 94th term:
     Net sales rose 13.6% from the previous fiscal year to 111,197 million yen, reflecting a strong performance by new products such as rechargeable products that use lithium ion batteries, and increased sales in European and North American markets. Net income rose 87.7% from the previous fiscal year to 17,176 million yen, due mainly to a substantial decline in income taxes accompanying the completion of civil rehabilitation proceedings for a golf course subsidiary.

     2. Profile of the Makita Group (as of March 31, 2006)
     (1) Major Operations
        The Makita Group is primarily involved in the production and sales of electric power tools such as planers, drills, cordless drills, circular saws and hammers, stationary woodworking machines such as planer-jointers and table saws, air tools such as air nailers and tackers, garden tools such as hedge trimmers, and household tools such as cordless cleaners.
     (2) Principal Sales Offices and Plants of the Makita Group

MAKITA CORPORATION	Head office	Anjo (Aichi)
	Branch offices	Tokyo, Nagoya, Osaka, etc.
	Plants	Okazaki (Aichi), etc.
Makita U.S.A. Inc.	Head office	Los Angeles (United States)
Makita Corporation of America	Plant	Atlanta (United States)
Makita (U.K.) Ltd.	Head office	London (United Kingdom)
Makita Manufacturing Europe Ltd.	Plant	Telford (United Kingdom)
Makita Werkzeug GmbH	Head office	Duisburg (Germany)
Dolmar GmbH	Plant	Hamburg (Germany)
Makita S.p.A.	Head office	Milan (Italy)
Makita Oy	Head office	Helsinki (Finland)
Makita (China) Co., Ltd.	Plant	Kunshan (China)
Makita (Kunshan) Co., Ltd.	Plant	Kunshan (China)
     (3) Shareholding Status

1. Total number of shares authorized to be issued by the Company:	496,000,000 shares

2. Total number of shares outstanding:	144,008,760 shares
Note: Total number of shares outstanding have been reduced by 4 million compared to the previous fiscal year end owing to the retirement of treasury stock on February 28, 2006.

3. Share trading unit:	100 shares
Note: Effective October 3, 2005, Makita reduced the size of its share trading unit from 1,000 to 100.

4. Number of shareholders:	12,342

5. Major shareholders are as follows:

			The Company’s Investment in Major
	Number of Shares Held		Shareholders
	Units	Ownership ratio	Units	Ownership ratio
Name of Shareholder	(thousands)	(%)	(thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust account)	9,041	6.27	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	8,902	6.18	—	—
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.62	—	—
Northern Trust Company (AVFC) Sub-account American Client	4,789	3.32	—	—
The Chase Manhattan Bank, N.A. London	4,735	3.28	—	—
Makita Cooperation Companies’ Investment Association	3,819	2.65	—	—
Nippon Life Insurance Company	3,712	2.57	—	—

Notes:	1. The Company holds 2,570 shares of common stock of Mitsubishi UFJ Financial Group, Inc. (ownership ratio: 0.02%), a parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2. The Company received copies of substantial shareholding reports and the related documents which contained the following information.

	Date on which obligation	Number of shares held	Ownership ratio
Person who submitted the report	of report arose	(thousands)	(%)
Barclays Global Investors and the affiliated companies	March 31, 2006	9,029	6.27
Mitsubishi UFJ Financial Group, Inc.	January 31, 2006	9,022	6.26
Note: The ownership ratio is calculated based on the total number of shares outstanding at the end of the term.
     (4) Acquisition, disposition, and holding of treasury stock

1. Acquisition

Common stock:	70,177 shares
Aggregate acquisition price:	164 million yen

2. Disposition

Common stock:	4,336 shares
Aggregate disposition price:	4 million yen

3. Retirement

Common stock:	4,000,000 shares

4. Shares held at the end of the fiscal year

Common stock:	296,994 shares
     (5) Employees
     1. Employees of the Makita Group

Number of Employees	Increase/Decrease
8,629	69 (Increase)
     2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,991	139 (Increase)	41.4	19.7
     (6) Makita Group (Status of Corporate Affiliation)
     1. Significant Subsidiaries

	Capital		Ownership ratio
Company Name	(thousands)		(%)		Principal Business
Makita U.S.A. Inc.	U.S.$	161,400	100.0		Sales of electric power tools
Makita Corporation of America	U.S.$	73,600	100.0	*	Manufacture of electric power tools
Makita (U.K.) Ltd.		£21,700	100.0	*	Sales of electric power tools
Makita Manufacturing Europe Ltd.		£37,600	100.0	*	Manufacture of electric power tools
Makita Werkzeug GmbH (Germany)	Euro	7,669	100.0	*	Sales of electric power tools
Dolmar GmbH (Germany)	Euro	13,805	100.0	*	Manufacture and sales of garden tools
Makita S.p.A. (Italy)	Euro	6,000	100.0	*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0	*	Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	65,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	18,500	100.0		Manufacture of electric power tools

Note: The ownership ratios of the asterisks include the shares possessed through the subsidiaries.

     2. Developments of Makita Group
     In this term, Makita Ukraine LLC and Makita EU S.R.L. (in Romania) became consolidated subsidiaries of the Company. Joyama Kaihatsu Ltd. is excluded from the total of consolidated subsidiaries due to the transfer of management rights to Tokyo Tatemono Co., Ltd. at the end of May 2005. As a result, the number of consolidated subsidiaries of the Company increased to 45.
     3. Makita Group Results
     A review of the Makita Group Results is provided in 1.(1) Progress and Results of Operations of the Makita Group.
(7) Directors and Statutory Auditors

Title	Name	Position or Principal Occupation
President*	Masahiko Goto
Managing Director	Masami Tsuruta	General Manager of Domestic Sales Marketing Headquarters
Director	Yasuhiko Kanzaki	General Manager of International Sales Headquarters: Europe Area
Director	Kenichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Production Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Kazuya Nakamura	General Manager of International Sales Headquarters: Asia and Oceania Area
Director	Masahiro Yamaguchi	General Manager of Purchasing Headquarters
Director	Shiro Hori	General Manager of International Sales Headquarters: America Area and International Administration
Director	Tadashi Asanuma	Assistant General Manager of Domestic Sales Marketing Headquarters
Director	Hisayoshi Niwa	General Manager of Quality Headquarters
Director	Zenji Mashiko	Assistant General Manager of Domestic Sales Marketing Headquarters
Director	Motohiko Yokoyama	Vice-president and Representative Director of JTEKT Corporation
Standing Statutory Auditor	Akio Kondo
Standing Statutory Auditor	Hiromichi Murase
Statutory Auditor	Keiichi Usui
Statutory Auditor	Shoichi Hase	Patent Attorney

Notes:	1. The asterisk denotes Representative Director.

2. Change of Director during the term
At the 93rd Ordinary General Meeting of Shareholders held on June 29, 2005, Director Motohiko Yokoyama was newly elected and has assumed his duties. Mr. Yokoyama is an Outside Director as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

3. Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

     (8) Amounts Paid as Remuneration and Bonus to Directors and Statutory Auditors
     Amounts paid as remuneration and bonus to Directors and Statutory Auditors are as follows:

	Directors		Statutory Auditors		Total
		Aggregate		Aggregate		Aggregate
	Number of	Amount	Number of	Amount	Number of	Amount
	Payment	paid	Payment	paid	Payment	paid
Classification	recipients	(million yen)	recipients	(million yen)	recipients	(million yen)
Remuneration paid pursuant to the Articles of Incorporation or a resolution of the General Meeting of Shareholders	13	74	4	34	17	108
Bonuses paid to executives by means of the appropriation of retained earnings	12	50	4	5	16	55

Total		124		39		163

Notes:
1.   The above table does not include the amounts paid to Directors who currently serve as employees as employee salaries (including bonuses). The amounts of such employee salaries (including bonuses) paid in the term under review are as follows:

Directors who currently serve as employees: 10 Directors, 146 million yen

2.  The maximum amount of annual remuneration for all Directors and all Statutory Auditors which amount was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989 is 240 million yen and 60 million yen, respectively.

     (9) Remuneration for Accounting Auditors
     Remunerations to be paid by the Company and its consolidated subsidiaries to the Company’s accounting auditors, are as follows:

Amount of payment
1.	Total amount of remuneration owed by the Company and its consolidated subsidiaries	99 million yen
2.	Out of the amount shown in 1. above, total amount of remuneration for audit certification services rendered pursuant to Paragraph 1, Article 2 of Japanese Certified Public Accountant Law	90 million yen
3.	Out of the amount shown in 2. above, amount of remuneration owed by the Company	89 million yen
Note: As the audit agreement between the Company and its accounting auditors does not differentiate remuneration for audit under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha from the one for audit under Securities and Exchange Law, the amount shown in 3. above represents total remuneration for both audits.
3. Subsequent Events
     There are no pertinent items to be reported.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)
(Millions of Yen)

(Assets)		(Liabilities)
Current assets	227,769	Current liabilities	45,961

Cash and cash equivalents	39,054	Short-term borrowings	1,728

Time deposits	1,845	Trade notes and accounts payable	13,908

Marketable securities	47,773	Accrued payroll	8,224

Trade receivables-		Accrued expenses and other	15,224

Notes	1,936	Income taxes payable	6,701

Accounts	46,074	Deferred income taxes	176

Less- Allowance for doubtful receivables	(1,016)

Inventories	79,821	Long-term liabilities	11,858

Deferred income taxes	3,661	Long-term indebtedness	104

Prepaid expenses and other current assets	8,621	Estimated retirement and termination allowances	2,901
		Deferred income taxes	7,923
Property, plant and equipment, at cost	59,203	Other liabilities	930

Land	17,737

Buildings and improvements	55,470	(Minority interests)

Machinery and equipment	74,501	Minority interests	1,635

Construction in progress	2,340

Less- Accumulated depreciation	(90,845)	(Shareholders’ equity)

		Common stock	23,805
Investments and other assets	39,066	Additional paid-in capital	45,437

Investment securities	30,439	Legal reserve and retained earnings	192,255

Deferred income taxes	698	Accumulated other comprehensive income	5,345

Other assets	7,929	Treasury stock, at cost	(258)
		Total shareholders’ equity	266,584

Total assets	326,038	Total liabilities, minority interests and shareholders’ equity	326,038

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2005, to March 31, 2006)

		(Millions of Yen)
Net sales		229,075

Cost of sales		132,897

Gross profit		96,178

Selling, general, administrative and other expenses		50,400

Operating income		45,778

Other income (expenses):

Interest and dividend income	1,301

Interest expense	(364)

Exchange losses on foreign currency transactions, net	(258)

Realized gains on securities, net	2,918

Other, net	(232)	3,365

Income before income taxes		49,143

Provision for income taxes:

Current	9,365

Deferred	(633)	8,732

Net income		40,411

(Scope of consolidation)
Consolidated subsidiaries: 45 Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America,
Makita (U.K.) Ltd., Makita Manufacturing Europe Ltd. (U.K.),
Makita Werkzeug GmbH (Germany), Dolmar GmbH (Germany),
Makita S.p.A. (Italy), Makita Oy (Finland),
Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd., etc.
(Significant accounting policies)
     1. Basis of Presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the provision of paragraph 1 of Article 179 of Commercial Code Enforcement Regulation. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
     2. Valuation of securities
The Company conforms with Statement of Financial Accounting Standards (“SFAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities:	Amortized cost
Available-for-sale securities:	Fair market value as of fiscal year-end

All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
     3. Valuation of inventories
Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.
     4. Depreciation method of fixed assets

Tangible fixed assets:	Depreciation of tangible fixed assets of the Company is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

Goodwill and other intangible assets:	In accordance with SFAS No.142, “Goodwill and Other Intangible Fixed Assets,” impairment testing is carried out at least once a year without amortization regarding other intangible fixed assets for which goodwill or service life cannot be established. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

     5. Allowances

Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Retirement and termination allowances:	In accordance with SFAS No.87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.
     6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
(Notes of Consolidated Balance Sheet)

1. Accumulated depreciation on tangible fixed assets:	90,845 million yen

2. Accumulated other comprehensive loss includes foreign currency translation adjustments, net unrealized holding gains on available-for-sale securities, and minimum pension liability adjustment.

3. Guarantee (contingent liabilities)	14 million yen

4. Notes receivable discounted:	653 million yen

5. Amounts of less than 1 million yen have been rounded.
(Notes of Consolidated Statement of Income)

1. Net income per share:	281.15 yen

Net income per share attributable to common stock was computed based on following;

Net income in the statement of income	40,411 million yen

Net income available to common stock	40,411 million yen

Average number of shares of common stocks outstanding	143,736,927 shares

2. Amounts of less than 1 million yen have been rounded.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]
INDEPENDENT AUDITORS’ REPORT
April 27, 2006
The Board of Directors

Makita Corportaion
KPMG AZSA & Co.

Tetsuzo Hamajima (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Okano (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Makita Corportaion for the 94th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.
As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of Makita Corporation and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of the Board of Statutory Auditors on Consolidated Financial Statements
(Certified Copy)
AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
          The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the consolidated financial statements (i.e., the consolidated balance sheet and the consolidated statement of income) for the 94th fiscal period from April 1, 2005 to March 31, 2006, and having discussed with each other, does hereby report the results of their audit as follows:
1. Method of Audit by Statutory Auditors:
          Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, received reports and explanations on the consolidated financial statements from Directors and the Independent Auditors, conducted examination of business conditions and assets of the Company’s subsidiaries when deemed necessary.
2. Result of Audit:
In the opinion of the Board of Statutory Auditors:
(1)	The method of audit employed by KPMG AZSA & Co. and the result thereof are proper and fair; and

(2)	As a result of investigation of the Company’s subsidiaries, the consolidated financial statements contain nothing to be commented on.

April 28, 2006

Board of Statutory Auditors
Makita Corporation

Akio Kondo (Seal)
Standing Statutory Auditor

Hiromichi Murase (Seal)
Standing Statutory Auditor

Keiichi Usui (Seal)
Statutory Auditor

Shoichi Hase (Seal)
Statutory Auditor

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

BALANCE SHEET
(As of March 31, 2006)

			(Millions of Yen)
(Assets)		(Liabilities)
Current assets	80,765	Current liabilities	19,294

Cash and time deposits	4,861	Trade notes payable	810

Trade notes receivable	194	Trade accounts payable	6,761

Trade accounts receivable	20,948	Other accounts payable	2,744

Marketable securities	25,222	Corporate and inhabitant

Finished goods and merchandise	9,275	income taxes payable	3,324

Work-in-process	1,185	Accrued expenses	4,845

Raw materials and supplies	2,059	Other current liabilities	810

Short-term loans receivable	14,220	Long-term liabilities	8,213

Deferred tax assets	2,242	Retirement and termination allowances	1,909

Other current assets	732	Estimated retirement

Allowance for doubtful accounts	(173)	allowances for directors and

Fixed assets	160,328	statutory auditors	490

Tangible fixed assets	33,271	Long-term accounts payable	9

Buildings	13,325	Deferred tax liabilities	5,805

Structures	557	Total liabilities	27,507

Machinery and equipment	3,302

Vehicles and transportation equipment	77	(Shareholders’ equity)

Tools, furniture and fixtures	2,830	Common stock	24,206

Land	12,288	Additional paid-in capital	47,541

Construction in progress	892	Additional paid-in capital	47,525

Intangible fixed assets	1,007	Other additional paid-in capital	16

Right of facility use	38	Gains on sales of treasury stock	16

Software	180	Retained earnings	128,899

Goodwill	720	Legal reserve	5,669

Other intangible fixed assets	69	Voluntary reserve	88,407

Investment and other assets	126,050	Reserve for dividend	750

Investment securities	51,486	Reserve for technical research	1,500

Investment in subsidiaries	71,970	Reserve for deduction entries	1,134

Long-term loans receivable	191	Special account reserve

Long-term time deposits	2,000	for deduction entries	23

Lease deposits	383	General reserves	85,000

Other investments	37	Unappropriated retained earnings	34,823

Allowance for doubtful accounts	(17)	Net unrealized holding gains on
		available-for-sale securities	13,198
		Treasury stock	(258)
		Total shareholders’ equity	213,586

Total assets	241,093	Total liabilities and Shareholders’ equity	241,093

STATEMENT OF INCOME
(From April 1, 2005, to March 31, 2006)

		(Millions of Yen)
(Ordinary profit and loss)
Operating profit and loss

Operating revenue

Net sales		111,197

Operating expenses

Cost of goods sold	73,108

Selling, general and administrative expenses	22,953	96,061

Operating profit		15,136

Non-operating profit and loss

Non-operating income

Interest and dividend income	6,339

Other non-operating income	798	7,137

Ordinary profit		22,273

(Special profit and loss)

Special profit

Gains on the sale of fixed assets	46

Gains on the sale of investment securities	44

Gains due to adjustment after prior period corporate liquidation	1,905	1,995

Special loss

Impairment loss	1,636

Losses on sales and disposal of properties	239

Unrealized losses on investment securities	8	1,883

Income before income taxes		22,385

Tax provision, current		3,667

Tax provision, deferred		1,542

Net income		17,176

Unappropriated retained earnings carried forward from previous fiscal year		23,798

Retirement of treasury stock		3,420

Interim cash dividends paid		2,731

Unappropriated retained earnings as of March 31, 2006		34,823

Significant accounting policies

1. Valuation of securities

Held-to-maturity securities:	Amortized cost (Straight-line method)
Investment in subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost

2. Valuation of net assets and liabilities accrued from derivative transactions:
Fair market value as of fiscal year-end

3. Valuation of inventories

Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market

4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
However, buildings acquired after March 31, 1998, (excluding fixtures) are depreciated on the straight-line method.

Estimated life:

Buildings and structures: 38 to 50 years

Machinery and equipment: 10 years

Intangible fixed assets:	Straight-line method
However, goodwill is amortized uniformly over a five-year period.

Software for internal use is depreciated on the straight-line method over its estimated useful life (five years).

5. Allowances

Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Retirement and termination allowances:	To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets.

Past service liabilities are amortized by the straight-line method over the average remaining employment period.

Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

Estimated retirement allowances for directors and statutory auditors:
The estimated retirement allowances for directors and statutory auditors are fully accrued based on the Company’s unfunded retirement benefit plan in order to prepare for the payments of retirement allowances. This allowance conforms to the reserve provided by Article 43 of Commercial Code Enforcement Regulation.

6. Accounting for lease transactions
     Finance lease transactions other than for changes in ownership of finance leases are accounted for as rental transactions.
7. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
Changes in Accounting Policies
 (Accounting standards for the impairment of fixed assets)
From the term under review, the Company has adopted impairment accounting standards for fixed assets (as set out in the Report on Impairment Accounting Standards for Fixed Assets, issued by the Business Accounting Council on August 9, 2002, and the Guidelines for the Application of Impairment Accounting Standards for Fixed Assets, issued on October 31, 2003 by the Accounting Standards Board). In line with these changes, income before income taxes for the term under review was 1,636 million yen less than the sum that would have resulted had impairment accounting not been applied. Furthermore, direct deductions are made from the value of each asset to yield the total for impairment losses.
(Notes of Balance Sheet)

1. Short-term receivables due from subsidiaries:	25,943	million yen

2. Short-term payables due to subsidiaries:	1,819	million yen

3. Accumulated depreciation on tangible fixed assets:	61,318	million yen

4. Guarantee (contingent liabilities), etc.
Guarantee (contingent liabilities)	6,398	million yen

5. Notes receivable discounted:	27	million yen
6.	In addition to fixed assets on the balance sheet, the Company held leased marketing office facilities, computers and related equipment, and automobiles for deliveries, etc., which are not capitalized.

7.	The net unrealized holding gain on available-for-sale securities within the meaning of Article 124 (3) of Commercial Code Enforcement Regulation amounted to 13,198 million yen.

8.	Number of shares outstanding and treasury stock

Outstanding share Common stock	144,008,760	shares
Treasury stock Common stock	296,994	shares
9. Amounts of less than 1 million yen have been rounded.
(Notes of Statement of Income)

1. Sales to subsidiaries:	55,337	million yen

2. Purchases from subsidiaries:	10,453	million yen

3. Non-operating transactions with subsidiaries:	11,826	million yen

4. Net income per share:	118.76	yen
Net income per share attributable to common stock was computed based on following;
Net income in the statement of income	17,176	million yen
The amount of net income not inhering common shareholders
Bonuses to directors	105	million yen

Net income available to common stock	17,071	million yen

Average number of shares of common stocks outstanding	143,736,927	shares

5. Amounts of less than 1 million yen have been rounded.

PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS
(Yen)

Item	Amount
Unappropriated retained earnings as of March 31, 2006	34,822,551,902

Reversal of advanced depreciation reserve	58,885,425

Reversal of advanced depreciation special account reserve	23,076,239

Total	34,904,513,566

Appropriations

Cash dividends, 38 yen per share
(ordinary dividend of 9 yen and special dividend of 29 yen)	5,461,047,108

Bonuses to directors	105,000,000
[including for statutory auditors]	[7,000,000]
Reserve for deduction entries	57,983,251

Unappropriated retained earnings to be carried forward	29,280,483,207

Notes:	1.	Interim cash dividends in the amount of 2,730,779,769 yen (19 yen per share, including 10 yen of special dividends) were paid on November 25, 2005, in addition to the above.

	2.	Reservation of the amount for the advanced depreciation reserve and the reversals of the advanced depreciation reserve and the advanced depreciation special account reserve are made in accordance with the provisions of the Special Taxation Measures Law.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]
INDEPENDENT AUDITORS’ REPORT
April 27, 2006
The Board of Directors
Makita Corporation
KPMG AZSA & Co.

Tetsuzo Hamajima (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Okano (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Makita Corporation (the “Company”) for the 94th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.
As a result of the audit, our opinion is as follows:
(1)	The balance sheet and the statement of income present fairly the financial position and the result of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2)	As stated in “Changes in Accounting Policies”, with effect from the start of the reporting period (i.e. April 1, 2005), the Company has adopted impairment accounting standards for fixed assets (as set out in the Report on Impairment Accounting Standards for Fixed Assets, issued by the Business Accounting Council on August 9, 2002, and the Guidelines for the Application of Impairment Accounting Standards for Fixed Assets, issued on October 31, 2003 by the Accounting Standards Board). In our opinion, the adoption of impairment accounting is appropriate.
(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of Board of Statutory Auditors
(Certified Copy)
AUDIT REPORT
          The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the performance of duties of Directors during the 94th fiscal period, from April 1, 2005 to March 31, 2006, and having discussed with each other, does hereby report the results of their audit as follows:
1. Method of Audit by Statutory Auditors:
          Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operation of the Company from Directors and other parties, perused important documents including those subject to executive approval, conducted examination of business conditions and assets at the head office and other major business offices and requested from the Company’s subsidiaries reports on their operation and, when deemed necessary, conducted on-site inspection on their financial position as well as their operation. Each Statutory Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examination of accounting documents and the supplemental schedules.
          With respect to the Director’s engagement in competing transactions, transactions involving conflict of interest between the Company and a Director, the provision by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Statutory Auditor has, in addition to the audit procedures described above, requested reports from Directors and other parties and conducted investigation and examination of conditions of such transactions when deemed necessary.
2. Result of Audit:
 In the opinion of the Board of Statutory Auditors:
(1)	The method of audit employed by KPMG AZSA & Co. and the result thereof are proper and fair;

(2)	The contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation;

(3)	The proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;

(4)	The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on;

(5)	With respect to the execution of Directors’ duties, no unfair conduct nor any material breach of laws and regulations or the Articles of Incorporation has been found, and with respect to the Director’s engaging in competing transactions, transactions involving a conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Director has been found; and

(6)	With respect to the Directors’ duties on subsidiaries, nothing came to our attention that should be commented upon.

April 28, 2006

Board of Statutory Auditors
Makita Corporation

Akio Kondo (Seal)
Standing Statutory Auditor

Hiromichi Murase (Seal)
Standing Statutory Auditor

Keiichi Usui (Seal)
Statutory Auditor

Shoichi Hase (Seal)
Statutory Auditor

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

REFERENCE DOCUMENT RELATING TO EXERCISE OF VOTING RIGHTS
1.	Total number of voting rights: 1,435,042 units

2.	Propositions and explanatory information
     Agenda Item No. 1      : Approval of the Proposed Appropriation of Retained Earnings for the 94th term
     Having regard to the reinforcement of the Company’s profitability and the unpredictability of the future business environment, it is proposed that the retained earnings be appropriated as designated on page 20 of the attached document.
     In accordance with its basic policy regarding profit distribution, the Board of Directors plans to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividend at 18 yen per share; provided, however, if special circumstances arise, the amount of dividends will be determined based on consolidated net income after certain adjustments reflecting such circumstances. In line with this policy, the Company proposes to pay year-end dividends in the amount of 38 yen per share. If this proposal is approved, a total amount of dividends for the term under review is 57 yen per share, including an interim dividend of 19 yen per share.
     Taking due account of results of operation in the term under review, bonuses for executives totaling 105 million yen (including bonuses of 7 million yen for Statutory Auditors) shall be paid to twelve Directors (excluding Mr. Motohiko Yokoyama, Outside Director) and all four Statutory Auditors, each in office at the end of the term.
     Agenda Item No. 2      : Partial amendment to the Articles of Incorporation
 1. Reasons for the amendments:
(1)	The total number of shares provided for in Article 5 of the Articles of Incorporation of Makita shall be reduced by 4 million as Makita has retired the same number of its shares held as treasury stock in the previous fiscal year in accordance with the provisions of Article 212 of the Commercial Code.

(2)	Upon the enforcement of the Company Law (Law No. 86 of 2005) as of May 1, 2006, the Articles of Incorporation shall be amended for the following reasons.
(i)	Article 16 (Disclosure through the Internet and deemed delivery of reference documents for general meetings of shareholders) of the Articles of Incorporation in the form proposed shall be newly established, in order to enable Makita to omit the provision of certain reference documents and other related documents for general meetings of shareholders by disclosing the same through the Internet.

(ii)	Article 26 (Deemed resolutions of the Board of Directors) of the Articles of Incorporation in the form proposed shall be newly established so that the Board of Directors may flexibly make their decisions either in writing or digitally in case of necessity.

(iii)	Article 35 (Liability limitation agreement with outside statutory auditors) of the Articles of Incorporation in the form proposed shall be newly established, in order to retain capable personnel as outside statutory auditors.

(iv)	In addition, some necessary amendments shall be made throughout the Articles of Incorporation, including renumbering of the Articles and amendments in the descriptions of the current Articles to comply and conform with the descriptions used in the Company Law.

2. Details of the amendments:
          The details of the amendments are as follows:
(Changes are underlined.)

Current Text	Proposed Amendment
Article 4. (Organizations)
In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:
(1) Board of Directors
[New Article]	(2) Statutory Auditors
(3) Board of Statutory Auditors
(4) Accounting Auditors

Article 4. (Method by which public notice is made)	Article 5. (Method by which public notice is made)

     Public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is unable to give an electronic public notice because of accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.
The method of giving public notices of the Company shall be electronic public notices; provided, however, that in cases where an electronic public notice is impracticable due to an accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.

Article 5. (Total Number of Shares)	Article 6. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.
The total number of shares authorized to be issued by the Company shall be four hundred and ninety-six million (496,000,000).

Article 7. (Issuance of share certificates)

[New Article]	The Company shall issue share certificates that represent its issued shares.

Article 6. (Acquisition of treasury stock)	Article 8. (Acquisition of treasury stock)

The Company may, by a resolution of the Board of Directors, purchase shares of the Company pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	The Company may, by a resolution of the Board of Directors, purchase shares of the Company by market transactions or other permitted methods pursuant to Article 165, Paragraph 2 of the Company Law.

Current Text	Proposed Amendment
Article 7. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than one full unit)	Article 9. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than a full unit)

(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).	(1) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(2) The Company shall not issue certificates for any number of shares constituting less than one full unit (hereinafter referred to as “shares constituting less than a full unit”), unless otherwise provided for in the Share Handling Regulations.
(2) Notwithstanding Article 7, the Company shall not issue any certificates for shares constituting less than a full unit, unless otherwise provided for in the Share Handling Regulations.

Article 8. (Sale of shares constituting less than a full unit)	Article 10. (Sale of shares constituting less than a full unit)

     A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.
[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Article 9. (Transfer agent)	Article 11. (Transfer agent)

(1) The Company shall appoint a transfer agent with respect to the shares.	(1) The Company shall appoint a transfer agent.

(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(3) The register of shareholders of the Company(including the register of beneficial shareholders; hereinafter the same being applicable) and the register of lost share certificates of the Companyshall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase and sale of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.
(3) The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and the business pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be handled by the transfer agent and the Company shall not handle these matters.

Article 10. (Share handling regulations)	Article 12. (Share handling regulations)

     The denominations of share certificates, registration of transfer of shares, purchase and sale of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.
Handling of shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors, in addition to laws and regulations or these Articles of Incorporation.

Current Text	Proposed Amendment
Article 11. (Record date)

(1) The shareholders who are registered or recorded on the register of shareholders in writing or digitally as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.

[Deleted]
(2) Except for the preceding Paragraph and as otherwise provided in these Articles of Incorporation, the Company may, by a resolution of the Board of Directors, fix a record date whenever necessary upon giving prior public notice.

Article 12. (Convocation)	Article 13. (Convocation)

[Omitted]	[Not amended]

Article 14. (Record date)

[New Article]	The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be the 31st day of March each year.

Article 13. (Chairman of meetings)	Article 15. (Chairman of meetings)

[Omitted]	[Not amended]

Article 16. (Disclosure through the Internet and deemed delivery of reference documents for general meeting of shareholders)

[New Article]	In convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance.

Current Text	Proposed Amendment
Article 14. (Method of adopting resolutions)	Article 17. (Method of adopting resolutions)

(1) Unless otherwise provided for in laws and regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present at the meeting.
(1) Unless otherwise provided for in laws and regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the attending shareholders entitled to exercise voting rights.

(2) Special resolutions provided for in Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of shareholders present at the meetings who hold not less than one-third of the votes of all shareholders.
(2) Resolutions provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds (2/3) of the votes of the attending shareholders who hold not less than one-third (1/3) of the votes of the shareholders entitled to exercise voting rights.

Article 15. (Exercise of voting rights by proxy)	Article 18. (Exercise of voting rights by proxy)

A shareholder or his legal representative may exercise his voting rights through a proxy who is also a shareholder of the Company and who has voting rights.	A shareholder or his legal representative may exercise his voting rights through one (1) proxy who is also a shareholder of the Company and who has voting rights.

Article 16. (Minutes of meetings)

     The substance of proceedings of a general meeting of shareholders and the results thereof shall be recorded in the minutes of the meeting, which shall bear the names and seals of the chairman and of the Directors present at the meeting, and shall be kept at the Company.
[Deleted]

Article 17. (Number)	Article 19. (Number)

[Omitted]	[Not amended]

Article 18. (Election)	Article 20. (Election)

(1) [Omitted]	(1) [Not amended]

(2) In order to adopt resolutions for the election of Directors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.
(2) In order to adopt resolutions for the election of Directors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.

(3) [Omitted]	(3) [Not amended]

Current Text	Proposed Amendment
Article 19. (Terms of Office)	Article 21. (Terms of office)

(1) The terms of offices of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years from their assumption of office.
(1) The terms of offices of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years from their election.

(2) The term of office of any Director elected to increase the number of the Directors or to fill a vacancy shall expire upon the expiration of the terms of offices of the other Directors then in office.
(2) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

Article 20. (Election of Representative Directors, etc.)	Article 22. (Election of Representative Directors, etc.)

(1) The Board of Directors shall select Directors who have the power to represent the Company.	(1) [This Paragraph will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Paragraph is necessary.]

(2) [Omitted]	(2) [Not amended]

Articles 21.-23.	Articles 23.-25.

[Omitted]	[Not amended]

Article 24. (Method of adopting resolutions)

Resolutions at a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present which Directors present shall constitute a majority of all Directors then in office.
[Deleted]

Article 26. (Deemed resolutions of the Board of Directors)

[New Article]	The Company shall deem that matters are adopted by a resolution of the Board of Directors when the requirements provided for in Article 370 of the Company Law are met.

Article 25. (Advisers and consultants)	Article 27. (Advisers and consultants)

[Omitted]	[Not amended]

Article 26. (Remuneration)	Article 28. (Remuneration, etc.)

Remuneration to Directors shall be determined by a resolution of a general meeting of shareholders.	Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, etc.”) to Directors shall be determined by a resolution of a general meeting of shareholders.

Current Text	Proposed Amendment
Article 27. (Liability Limitation Agreement with Outside Directors)	Article 29. (Liability limitation agreement with Outside Directors)

     The Company may enter into a liability limitation agreement with Outside Director which limits the maximum amount of their liabilities occurred by their behavior provided for in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with Paragraph 19 of the same Article; provided, however, that limited amount of liabilities under such agreement shall be the sum of amounts provided for in each item of Paragraph 19, Article 266 of the Commercial Code.
The Company may enter into a liability agreement with Outside Directors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that the limited amount of liabilities under such agreement shall be the sum of amounts provided for in applicable laws and regulations.

Article 28. (Number)	Article 30. (Number)

[Omitted]	[Not amended]

Article 29. (Election)	Article 31. (Election)

(1) [Omitted]	(1) [Not amended]

(2) In order to adopt resolutions for the election of Statutory Auditors, shareholders holding not less than one-third (1/3) of the voting rights of the total shareholders shall be present thereat and a majority of the votes of such shareholders shall be required.
(2) In order to adopt resolutions for the election of Statutory Auditors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.

Article 30. (Terms of office)	Article 32. (Terms of office)

(1) The terms of offices of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years from their assumption of office.
(1) The terms of offices of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years from their election.

(2) The term of office of any statutory auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	(2) The term of office of any statutory auditor elected to fill a vacancy caused by retirement of a statutory auditor before the expiration of his or her term of office shall expire when the term of office of his or her predecessor would have expired.

Article 31. (Convocation of meetings)	Article 33. (Convocation of meetings)

[Omitted]	[Not amended]

Article 32. (Method of adopting resolutions)

     Unless otherwise provided for in laws and regulations, resolutions at a meeting of the Board of Statutory Auditors shall be adopted by an affirmative vote of a majority of the Statutory Auditors then in office.
[Deleted]

Current Text	Proposed Amendment
Article 33. (Remuneration)	Article 34. (Remuneration, etc.)

Remuneration to Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.	Remuneration, etc. for Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 35. (Liability limitation agreement with Outside Statutory Auditors)

[New Article]	The Company may enter into a liability limitation agreement with Outside Statutory Auditors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that the limited amount of liabilities under such agreement shall be the sum of amounts provided for in laws and regulations.

Article 34. (Fiscal period)	Article 36. (Business year)

The fiscal period of the Company shall end on the 31st day of March each year.	The business year of the Company shall commence on the 1st day of April of each year and end on the 31st day of the following year.

Article 35. (Dividends)	Article 37. (Dividends from surplus)

Dividends shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.	Year-end dividends shall be paid to the shareholders or registered stock pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.

Article 36. (Interim dividends)	Article 38. (Interim dividends)

     The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees whose names appear in wiring or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.
The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered stock pledgees whose names appear in wiring or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.

Article 37. (Prescription period for dividends)	Article 39. (Prescription period for dividends)

     The Company shall be exempted from the obligation to pay dividends or interim dividends after three (3) years have elapsed from the date on which the payment of the dividends or interim dividends commenced.
The Company shall be exempted from the obligation to pay year-end dividends or interim dividends after three (3) years have elapsed from the date on which the payment of the dividends or interim dividends commenced.

Agenda Item No.3	: Election of one Supplementary Statutory Auditor
     We propose the appointment of Mr. Masayoshi Ishikawa as a Supplementary Outside Statutory Auditor in order to prepare for a situation where the number of Outside Statutory Auditors should fall short of the total number required by law.
     The candidate for the Supplementary Outside Statutory Auditor is as follows:
     The Board of Statutory Auditors has agreed to this proposal.

Number of the
Name		Company’s
(Date of birth)	Brief personal background	shares held
March 1955: Joined the Hekkai Credit Bank
May 1988: Director
	May 1997: Managing Director (Representative Director)	—
Masayoshi Ishikawa	June 1999: Senior Managing Director (Representative Director)
(May 22, 1936)	June 2000: Head Director (Representative Director)
January 2005: Chairman (Representative Director)
June 2005 up to the present: Chairman (Director)

Notes:	1. Mr. Masayoshi Ishikawa has satisfied the requirements for being an Outside Statutory Auditor.

2. No particular conflict of interest exists between the candidate and the Company.

Agenda Item No.4	: Payment of retirement allowances for Directors and Statutory Auditors for the period up to the termination of the retirement allowance plan
     As part of our management reform program, the Company revised its executive remuneration system and in such connection the Company resolved at a meeting of the Board of Directors held on April 28, 2006 to terminate the retirement allowance plan for Directors and Statutory Auditors as of the conclusion of this General Meeting of Shareholders. In connection with this decision, the Company proposes to pay retirement allowances to twelve Directors (excluding Mr. Motohiko Yokoyama, Outside Director) and all four Statutory Auditors, each currently in office for their respective services rendered up to the conclusion of this General Meeting of Shareholders in the respective amounts dertermined in accordance with certain company standards; such payment be made when the relevant Director or Statutory Auditor resigns his office.
     The Company also propose that specific amount and payment methods for each Director shall be decided by the Board of Directors and such matters for Statutory Auditors shall be decided through discussions among Statutory Auditors.
     The recorded value of the estimated retirement allowances for Directors and Statutory Auditors stood at 490 million yen as of March 31, 2006. Of this, the recorded value of the amount for two Outside Statutory Auditors is 9 million yen.
     A summary of the personal details of Directors and Statutory Auditors to receive payments in connection with the termination of the retirement allowance plan is as follows:

Name	Brief personal background
Masahiko Goto	May 1984: Director, Manager of Corporate Planning Department
July 1987: Managing Director, General Manager of Administration Headquarters
May 1989 up to the present: President and Representative Director

Masami Tsuruta	June 1995: Director, Assistant General Manager of Domestic Sales Marketing Headquarters
June 1997: Director, General Manager of Domestic Sales Marketing Headquarters
June 2003 up to the present: Managing Director, General Manager of Domestic Sales Marketing Headquarters

Yasuhiko Kanzaki	June 1999: Director, Assistant General Manager of International Sales Headquarters 1
June 2003 up to the present: Director, General Manager of International Sales Headquarters: Europe Area

Kenichiro Nakai	June 2001 up to the present: Director, General Manager of Administration Headquarters

Tadayoshi Torii	June 2001: Director, General Manager of Quality Control Headquarters
June 2003 up to the present: Director, General Manager of Production Headquarters

Name	Brief personal background
Tomoyasu Kato	June 2001 up to the present: Director, General Manager of Development and Engineering Headquarters

Kazuya Nakamura	June 2001: Director, General Manager of International Sales Headquarters 2
June 2003 up to the present: Director, General Manager of International Sales Headquarters: Asia and Oceania Area

Masahiro Yamaguchi	June 2003 up to the present: Director, General Manager of Purchasing Headquarters

Shiro Hori	June 2003 up to the present: Director, General Manager of International Sales Headquarters: America Area and International Administration

Tadashi Asanuma	June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters

Hisayoshi Niwa	June 2003: Director, General Manager of Quality Control Headquarters
April 2005 up to the present: Director, General Manager of Quality Headquarters

Zenji Mashiko	June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters

Akio Kondo	June 2004 up to the present: Standing Statutory Auditor

Hiromichi Murase	June 2004 up to the present: Standing Statutory Auditor

Keiichi Usui	June 1994 up to the present: Outside Statutory Auditor

Shoichi Hase	June 2001 up to the present: Outside Statutory Auditor